

January 7, 2011

<u>Via U.S. Mail and Facsimile to 972-488-7299</u>

Laurie L. Latham
Chief Financial Officer
ViewCast.com, Inc.
3701 W. Plano Parkway, Suite 300
Plano, TX 75075

     Re: ViewCast.com, Inc.
               Form 10-K/A for Fiscal Year Ended December 31, 2009
               Filed April 30, 2010
               File No. 000-29020

Dear Ms. Latham:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Paul Fischer for

                    Larry Spirgel
                    Assistant Director